Nevaeh Enterprises Ltd.

25 Jin Hua Street

Chang Chun, Ji Lin

China, 130000

Phone: (136) 6430-8646

July 17, 2008

Mark P. Shuman, Branch Chief-Legal

Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Nevaeh Enterprises Ltd.

Registration Statement on Form SB-2 Amendment No. 3

Filed June 11, 2008

File No. 333-144681

Dear Mr. Shuman:

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments.

Comment

1. Please find a set of updated financial statements as part of this filing.

2. Please find an updated legal opinion attached as part of this filing.

Sincerely,

Qi Tang

President